EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

FOR SIX MONTHS ENDED JUNE 30,

(UNAUDITED)

(Dollars in millions)	2010	2009
Income before income taxes (1)	$8,103	$7,390

Add: Fixed charges, excluding capitalized interest	712	858

Income as adjusted before income taxes	$8,815	$8,248

Fixed charges:
Interest expense	$461	$611
Capitalized interest	4	6
Portion of rental expense representative of interest	251	247

Total fixed charges	$716	$864

Ratio of earnings to fixed charges	12.31	9.55

(1)     Income from continuing operations before income taxes excludes (a) amortization of capitalized interest and (b) the company’s share in the income and losses of less-than-fifty percent-owned affiliates.

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